Talisman Energy Announces $595 million Sale of Colombian Pipeline Interest

Calgary, Alberta, December 10, 2013 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) today announced that two of its affiliates have reached agreement to sell their ~12% equity interest in the Ocensa Pipeline in Colombia to an investment group led by Advent International for a total cash consideration of approximately $595 million. All values in this press release are in US$ unless stated otherwise.

“In March, I set a $2-3 billion, 18-month disposition target for Talisman,” said Hal Kvisle, President and CEO of Talisman Energy. “In November, we announced the sale of the majority of our Montney position for CDN$1.5 billion, which when combined with some small Canadian assets and our equity interest in the Ocensa pipeline, brings our sale proceeds to approximately $2.2 billion. We will use these to reduce debt and strengthen our balance sheet, and will continue to progress additional opportunities to unlock value. These transactions provide strong momentum going into 2014, where we will continue to focus on our two core regions, our four strategic priorities, and on creating sustainable shareholder value.”

As part of the transaction:

•	Two Talisman affiliates will sell their ~12% equity interest in the Ocensa Pipeline for approximately $595 million.
•
Other Talisman affiliates retain crude transportation rights for approximately 63,000 bopd. Talisman will use these rights to transport proprietary crude, and will generate third party revenue from surplus capacity.

The dispositions announced by Talisman are part of a larger Talisman led sales process involving Total Colombia Pipeline (affiliates of Total S.A.) and CEPSA, which will result in the investment group led by Advent International acquiring an aggregate ~22% shareholding in the Ocensa pipeline.

“Through this transaction, we have unlocked net value from our portfolio and retained our crude transportation rights,” said Hal Kvisle, President and CEO of Talisman Energy. “This enables us to maintain our competitive advantage by transporting oil from our own operations and generating third party revenue from any surplus capacity.”

BMO Capital Markets and Credit Suisse Securities acted as joint advisors to Talisman.

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Phone:  403-237-1912                                                                                    Phone:  403-767-5732
E-mail:  tlm@talisman-energy.com                                                                           E-mail:   tlm@talisman-energy.com

19.13

Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned use of proceeds; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities.  Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of the transaction will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of Talisman’s risk mitigation strategies, including insurance and any hedging activities.  The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

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